EXHIBIT 12.1

                     SYRATECH CORPORATION AND SUBSIDIARIES

                        COMPUTATION OF RATIO OF EARNINGS

                     BEFORE FIXED CHARGES TO FIXED CHARGES

                         (in thousands, except ratios)

                                                                                   Year Ended December 31,
                                                              ------------------------------------------------------------------
                                                                                                                    Pro forma
                                                                1992      1993       1994       1995       1996        1996
                                                              --------- ---------- ---------- ---------- ---------- -----------
Excess of earnings available to cover fixed charges (1)......
Earnings:
 Income before income taxes..................................   $6,276    $9,446     $10,617    $20,039    $32,623    $12,053
Add: Fixed charges...........................................    3,307     1,482       1,155        894      4,886     29,322
                                                                ------    ------     -------    -------    -------    -------
Less: Pre-tax preferred stock dividends......................       --        --          --         --         --      3,456
 Earnings, as adjusted.......................................    9,583    10,928      11,772     20,933     37,509     37,919
                                                                ------    ------     -------    -------    -------    -------
Fixed charges:
 Interest on indebtedness....................................    2,757       948         559        287      3,150     22,713
 Amortization of debt issuance costs.........................       --        --          --         --         --      1,407
 Pre-tax preferred stock dividends accrued...................       --        --          --         --         --      3,456
 Portion of rents representative of the interest factor......      550       534         596        607      1,736      1,746
                                                                ------    ------     -------    -------    -------    -------
 Fixed charges...............................................    3,307     1,482       1,155        894      4,886     29,322
                                                                ------    ------     -------    -------    -------    -------
Excess of earnings to fixed charges..........................   $6,276    $9,446     $10,617    $20,039    $32,623    $12,053
                                                                ======    ======     =======    =======    =======    =======
Ratio of earnings to fixed charges...........................      2.9x      7.4x       10.2x      23.4x       7.7x       1.3x

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(1) For purposes of these computations, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness and amortization of debt issuance costs, pre-tax preferred stock dividends accrued plus that portion of operating lease rental expense representative of the interest factor. The pro forma ratio of earnings to fixed charges for the year ended December 31, 1996 gives effect to the Recapitalization and the acquisition of Rauch as if such transactions were consummated on January 1, 1996.